Exhibit 99.4

AMENDMENT

to the DISTRIBUTION AND LICENSE AGREEMENT

between Novartis Pharma AG and GW Pharma Ltd.

This Amendment (“Amendment”) is entered into as of 1st February 2014 (“Amendment Effective Date”) by and between Novartis Pharma AG, a Swiss corporation having its principal place of business at Lichtstrasse 35, CH-4056 Basel, Switzerland, and GW Pharma Ltd. a company incorporated under the laws of England and Wales (Company No. 03704998), whose registered office is at Porton Down Science Park, Wiltshire SP4 03Q, United Kingdom.

WHEREAS, Novartis and GW are parties to a Distribution and License Agreement dated 8th April, 2011 (the “Agreement”) concerning the Development and Commercialization of the Product (Sativex); and

WHEREAS, the Parties have become aware of an erosion of the market potential for the Product in the Territory in the indication of the treatment of spasticity in MS only, which is influenced by the complexity of receiving Regulatory Approvals for the Product and of Commercializing the Product ; and

WHEREAS, the Parties have therefore agreed that Novartis may, for a limited period of time, significantly reduce its activities aimed at receiving Regulatory Approvals, at Developing and at Commercializing the Product in the Territory pending the outcome of certain clinical studies for the indication of the treatment of cancer pain, as described in more detail in this Amendment.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, it is mutually agreed as follows:

1.                                     DEFINITIONS

Unless otherwise defined herein, capitalized words used in this Amendment shall have the meaning attributed to them in the Agreement.

2.                                     MORATORIUM AND MORATORIUM DURATION

2.1                              From the Amendment Effective Date until the End of the Moratorium as defined under Section 2.2, the Parties agree that Novartis may very significantly reduce its activities under the Agreement aimed at receiving Regulatory Approvals, at Developing and at Commercializing the Product in the Territory, as described in further detail below in Section 3 of this Amendment (the “Moratorium”).

2.2                              Upon completion of both of the GW studies GWCA0958 and GWCA0962 (together the “Cancer Pain Studies”), GW shall provide Novartis with a written summary setting forth an analysis of the fully interpretable study data for all primary and secondary study-endpoints from both such Cancer Pain Studies, as defined in the study-protocols for these Cancer Pain Studies, both protocols dated 21st October 2009, in their latest versions of 16th July 2012 (together the “Study-Endpoints”).  Within three (3) months after receipt of such summary, Novartis shall provide written notice to GW as to whether this study data from the Cancer Pain Studies shows, to

Novartis’ reasonable satisfaction, that the Study-Endpoints have been achieved. Upon receipt of such notice from Novartis within such three (3) month period (with the date of such notice being “End Of The Moratorium”), the Moratorium shall end and all activities under the Agreement shall be resumed as fast as possible in their full scope as defined in the Agreement, both for the indication of the treatment of spasticity in MS as well as for the indication of the treatment of cancer pain and also the provisions of Section 2.3 of this Amendment shall apply.

2.3                              The resumption of activities under the Agreement, upon and after the End Of the Moratorium as described in this Amendment:

(a) shall be coordinated and supported by Novartis at regional level. Promptly following the End Of The Moratorium Novartis shall re-establish a Product support team for the Territory, which team shall include at least one member from each of Novartis` marketing, medical and regulatory groups;

(b) shall require a meeting of the JSC be held within one (1) month following the End Of The Moratorium;

(c) shall oblige Novartis, within three (3) months after the End Of The Moratorium, to prepare a plan for Launches, Regulatory Filings and submissions for Pricing- and/or Reimbursement Approvals in each and every country in the Territory. This plan shall be coordinated with GW and shall be presented by Novartis during an extended JSC meeting following the setup of such plan to be held within four (4) months after the End Of The Moratorium;

(d) shall, in any country of the Territory outside of Australia, not be dependent upon Novartis (or an Affiliate) first obtaining a Pricing and/ or Reimbursement Approval for a Product in Australia.

2.4                              In the event that the study-protocols for either of the Cancer Pain Studies are amended or modified in a way that affects the Study-Endpoints, the Parties (acting reasonably) shall re-define the conditions for the End Of The Moratorium and its possible new date by mutual written agreement. The Moratorium shall stay in effect until the condition for the new End Of The Moratorium has been agreed by both Parties (acting reasonably).

3.                                     CONTENT OF THE MORATORIUM

3.1                              Notwithstanding any provision of the Agreement to the contrary, the Parties agree that between the Amendment Effective Date and the End Of The Moratorium, Novartis may suspend all activities under the Agreement aimed at receiving Regulatory Approvals, at Developing and at Commercializing the Product, except the activities described in this Section 3 of this Amendment, which shall be continued but only as set forth in this Section 3.

3.2                              With regard to regulatory activities:

(a) For those countries in the Territory in which a Marketing Approval has already been obtained before the Amendment Effective Date, the Parties agree that Novartis shall maintain such Marketing Approval but shall not prepare or execute a Launch before the End Of The Moratorium.

(b) For countries in the Territory in which Novartis has already submitted Regulatory Filings to the Regulatory Authority of that country, but in which a Marketing Approval has not been obtained before the Amendment Effective Date, correspondence with the applicable Regulatory Authority shall be continued in the name of and on behalf of Novartis during the Moratorium. However, notwithstanding Sections 6.1 (a) to (f) of the Agreement, the Parties agree that during the Moratorium GW shall prepare the content of such correspondence at its own cost. In the event that complex discussions with a Regulatory Authority in one of these countries are needed (e.g. face-to-face meeting with the Regulatory Authority), Novartis can in its sole discretion and in deviation from Sections 6.1 (a) to (f) of the Agreement, postpone such discussions with such Regulatory Authority until the End Of The Moratorium. In the event that a Marketing Approval for one of these countries is obtained during the Moratorium, the Parties agree that Novartis shall not prepare or execute a Launch and will also not proceed with applications for Pricing and/ or Reimbursement Approvals in that country before the End Of The Moratorium.

(c) In countries in the Territory in which no Regulatory Filings have been submitted to the Regulatory Authority of that country before the Amendment Effective Date, neither Party shall submit any Regulatory Filings before the End Of The Moratorium.

3.3                              Notwithstanding the foregoing, Novartis shall assess in its sole discretion whether, before the End Of The Moratorium, it shall make the Product available through an emergency channel on a patient by patient basis in those countries in which a Marketing Approval exists (an “Emergency Channel”).  Section 2.4 (a) of the Agreement remains unaffected by this Section 3.3 of this Amendment. In case such Emergency Channel is implemented by Novartis, this shall neither be considered a Launch nor Commercialization under the Agreement.

3.4                              Alignment between the Parties about the alliance during the Moratorium:

(a) the Alliance Manager of Novartis shall still remain available to discuss urgent questions with the Alliance Manager of GW; and

(b) the JSC shall meet at least once per Calendar Year, but without regard to the recurring rhythm laid down in Section 3.3 of the Agreement.

3.5                              During the Moratorium, Novartis shall continue its pharmacovigilance activities as defined in Section 6.5 of the Agreement and in the separate Pharmacovigilance Agreement.

4.                                     ACKNOWLEDGEMENTS AND RELEASES

4.1                              GW hereby acknowledges and agrees that:

(a)                                in the circumstances, the Moratorium and the significantly reduced activities under the Agreement as contemplated in this Amendment are commercially reasonable and constitute Commercially Reasonable Efforts in pursuing the Commercialization of the Product in the Territory and are also sufficient to fulfill Novartis` obligations under the Agreement aimed at receiving Regulatory Approvals, at Developing and at Commercializing the Product (including, without limitation, the obligations under Sections 6.1 and 6.2 of the Agreement); and

(b)                                the absence of Launches and/or Pricing and/or Reimbursement Approvals, as agreed to in Section 3.2 of this Amendment may result in no Milestone Payments becoming due under Section 7.2 of the Agreement, at least until after the End Of The Moratorium.

4.2                              GW, for itself and on behalf of its predecessors, successors, assigns,  and Affiliates, and its past, present and future directors, officers, agents, employees and representatives (the “GW Releasors”), hereby affirm that the GW Releasors do not know of any claims by any Third Party for which the GW Releasors would seek indemnification or any type of monetary recovery or injunctive relief from Novartis, its respective predecessors, successors, assigns, and Affiliates, and each of their past, present and future directors, officers, agents, employees and representatives (hereinafter the “Novartis Released Parties”).  The GW Releasors hereby completely and forever remise, release and discharge Novartis Released Parties of any and all direct claims by the GW Releasors for actions, causes of action, suits, debts, dues, sums of money, accounts, covenants, set offs, defenses, rights, obligations, liabilities, controversies, damages, executions, claims and demands whatsoever, in law or in equity, in tort or contract, whether known or unknown, whether liquidated or unliquidated, whether contingent or fixed, which against the Novartis Released Parties (or any of them), the GW Releasors (or any of them) have ever had before the Amendment Effective Date, or may ever claim to have had before the Amendment Effective Date, for, upon, or by reason of any matter, cause or thing whatsoever, relating to, arising out of, or in connection with activities aimed at receiving Regulatory Approvals for, at Developing, at conducting Launches of and at Commercializing (including but not limited to receiving Pricing and/or Reimbursement Approvals) the Product in the Field in the Territory under the Agreement.  For the avoidance of doubt, this release does not apply to the rights and obligations set forth in this Amendment.

5.                                     INTEGRATION

5.1                              In case of any contradictions between this Amendment and the Agreement, this Amendment shall prevail.

5.2                              All other terms and conditions of the Agreement remain and shall remain in effect. This Amendment shall hereafter be incorporated into and be deemed part of the Agreement and any future reference to the Agreement shall include the terms and conditions of this Amendment.

6.                                     APPLICABLE LAW & JURISDICTION

This Amendment shall be governed by, and construed in accordance with, the Laws which govern the Agreement, and the Parties submit to the jurisdiction and dispute resolution provisions as set forth in the Agreement.

IN WITNESS WHEREOF, the Parties intending to be bound have caused this Amendment to be executed by their duly authorized representatives.

NOVARTIS PHARMA AG		GW PHARMA LTD

By:	/s/ Stefan Ibing	By:	/s/ Justin Gover
Name:	Stefan Ibing	Name:	Justin Gover
Title:	Authorised Signatory	Title:	Chief Executive Officer
Date:	05/05/2014	Date:	05/05/2014